March 14, 2012

Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Fiesta Restaurant Group, Inc.
Amendment No. 1 to Form 10-12B
Filed January 26, 2012
File No. 001-35373

Dear Ms. Nguyen:

Set forth below is the response on behalf of Fiesta Restaurant Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 9, 2012 (the “Comment Letter”) concerning the referenced Amendment No. 1 to Registration Statement on Form 10 which was filed with the Commission on January 26, 2012. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

We are providing to you under separate cover five copies of Amendment No. 2 to the above-referenced Registration Statement on Form 10, which has been filed with the Commission concurrently herewith, four of which have been marked to show changes from the previously filed version.

Loan Lauren P. Nguyen

Securities and Exchange Commission

March 14, 2012

General

1.	We note your response to our prior comment 2. In a subsequent amendment, please refile Exhibits 10.1 and 10.4 to include the finalized agreements and conformed signatures on the signature pages. Please also file your outstanding exhibits in a subsequent amendment to the registration statement. Please note that we may have comments upon review of the exhibits.

We will refile Exhibits 10.1 and 10.4 in a subsequent amendment to include the finalized agreements and conformed signatures on the signature pages when such agreements have been entered into by the parties thereto. We have filed forms of certain additional exhibits and will also file any additional outstanding exhibits (and exhibits in final form with conformed signatures) in a subsequent amendment to the Registration Statement on Form 10. We acknowledge that the Staff may have comments upon the review of the outstanding exhibits.

Industry Overview, page 3

2.	We note your response to our prior comment 6. Please further revise to state that past rates of growth may not be indicative of future growth. Please also revise page 88 and throughout the registration statement.

We have revised the disclosure as requested by the Staff.

3.	Refer to the last sentence of the second paragraph. Please revise to provide the periods measured for the sales growth presented.

We have revised the disclosure as requested by the Staff.

Our Competitive Strengths, page 3

4.	We note that you believe that you offer “high quality” food. Please revise to explain why your food offering is of “high quality” which differentiates yourself from your competitors.

We have revised the disclosure to delete the word “high”.

An increase in food costs could adversely affect our operating results, page 27

5.

We note your response to our prior comment 16 and reissue in part. Please revise to describe the commodity price increases for chicken and other key commodities for 2011. We note, for example, that commodity price increases for chicken increased in 2011 and

Loan Lauren P. Nguyen

Securities and Exchange Commission

March 14, 2012

are projected to increase in 2012. Please further explain how the commodity price increases may affect you in the future.

We have revised the disclosure as requested by the Staff.

Business, page 86

6.	We note your response to our prior comment 9. Please revise page 88 to disclose the approximate costs for upgrading to the elevated format for Pollo Tropical and Taco Cabana.

We have revised the disclosure as requested by the Staff.

If you have any additional questions regarding any of our responses or the revised Registration Statement on Form 10, please feel free to call me (212-880-3841) or Palash Pandya (212-822-2240) of Akerman Senterfitt LLP, or Joseph A. Zirkman, Vice President, General Counsel and Secretary of the Company (315-424-0513, ext. 2333).

Sincerely,

/s/ Wayne A. Wald

Wayne A. Wald

cc:	Daniel T. Accordino
Tim Taft
Paul R. Flanders
Joseph A. Zirkman
Amy Geddes
David Humphrey
J. Nolan McWilliams
Palash Pandya